UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

2Q21

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2021.

●	The net profit for 2Q21 was COP 1.2 trillion, denoting a better performance of its clients, thanks to the support received by the bank during the pandemic. This value represents an increase of 113.2% compared to 1Q21.

●	Gross loans amount to COP 204 trillion, which represents a 3.3% growth when compared to 1Q21.

●	Provision charges for the quarter were COP 626 trillion and the coverage ratio for 90-day past due loans was 227,4%. Provision charges decreased by 51.1% when compared to 1Q21 and by 74.3% when compared to 2Q20. This reduction is largely due to a better economic outlook in the models for 2021, a better payment performance from clients and a fine-tuning in the provisioning methodologies for the portfolio under credit reliefs.

●	The efficiency ratio was 50.4% for the last 12 months. Operating expenses for the first semester of the year increased by 2.2% when compared to the first half of 2020. Operating expenses for the quarter increased 4.4% when compared to 1Q21 and 13.7% compared to 2Q20.

●	Under Basel III, Tier 1 capital stood at 11.5% as of June 30, 2021, increasing 30 basis points compared to March 31, 2021. The solvency ratio ended at 15.0%. This leverage level is adequate considering the balance sheet risks and asset growth expectations.

August 11, 2021. Medellin, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the second quarter of 20211.

1 This report corresponds to the interim unaudited consolidated financial information of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. This financial information has been prepared based on financial records generated in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The financial information for the quarter ended June 30, 2021 is not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate, July 1, 2021 $3.748,50 = US$ 1

2Q21

BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	2Q 20	1Q 21	2Q 21	2Q21/1Q21	2Q21/2Q20
ASSETS
Net Loans	186,262,965	180,032,207	186,686,086	3.70%	0.23%
Investments	25,238,230	27,443,624	28,812,050	4.99%	14.16%
Other assets	56,013,085	49,849,332	49,985,866	0.27%	(10.76)%
Total assets	267,514,280	257,325,163	265,484,002	3.17%	(0.76)%
				0.00	0.00
LIABILITIES AND SHAREHOLDERS’ EQUITY				0.00	0.00
Deposits	181,721,729	184,542,606	189,742,391	2.82%	4.41%
Other liabilities	57,284,007	43,576,457	45,146,599	3.60%	(21.19)%
Total liabilities	239,005,736	228,119,063	234,888,990	2.97%	(1.72)%
Non-controlling interest	2,035,660	1,587,798	1,590,132	0.15%	(21.89)%
Shareholders’ equity	26,472,884	27,618,302	29,004,880	5.02%	9.56%
Total liabilities and shareholders’ equity	267,514,280	257,325,163	265,484,002	3.17%	(0.76)%
				0.00	0.00
Interest income	4,552,734	3,918,902	3,911,503	(0.19)%	(14.08)%
Interest expense	(1,651,385)	(1,093,545)	(1,065,935)	(2.52)%	(35.45)%
Net interest income	2,901,349	2,825,357	2,845,568	0.72%	(1.92)%
Net provisions	(2,435,112)	(1,281,560)	(626,055)	(51.15)%	(74.29)%
Fees and income from service, net	682,717	798,693	806,703	1.00%	18.16%
Other operating income	425,722	343,607	526,421	53.20%	23.65%
Total Dividends received and equity method	44,185	78,644	54,711	(30.43)%	23.82%
Total operating expense	(1,830,163)	(1,992,894)	(2,080,601)	4.40%	13.68%
Profit before tax	(211,302)	771,847	1,526,747	97.80%	(822.54)%
Income tax	128,704	(206,448)	(339,389)	64.39%	(363.70)%
Net income before non-controlling interest	(82,598)	565,399	1,187,358	110.00%	(1537.51)%
Non-controlling interest	9,301	(22,883)	(30,443)	33.04%	(427.31)%
Net income	(73,297)	542,516	1,156,915	113.25%	(1678.39)%

2Q21

	Quarter			As of
PRINCIPAL RATIOS	2Q 20	1Q 21	2Q 21	2Q 20	2Q 21
PROFITABILITY
Net interest margin (1) from continuing operations	5.12%	5.10%	4.99%	5.36%	5.04%
Return on average total assets (2) from continuing operations	(0.11)%	0.85%	1.76%	0.20%	1.31%
Return on average shareholders´ equity (3)	(1.10)%	7.99%	16.33%	1.94%	12.24%
EFFICIENCY
Operating expenses to net operating income	45.14%	49.25%	49.15%	49.36%	49.20%
Operating expenses to average total assets	2.70%	3.12%	3.17%	3.10%	3.15%
Operating expenses to productive assets	3.23%	3.59%	3.65%	3.67%	3.62%
CAPITAL ADEQUACY
Shareholders’ equity to total assets	9.90%	10.73%	10.93%	9.90%	10.93%
Technical capital to risk weighted assets	12.64%	14.79%	15.04%	12.64%	15.04%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	(0.08)	0.61	1.28	0.29	1.89
Net income per share $COP from continuing operations	(76.21)	564.05	1,202.83	273.01	1,766.88
P/BV ADS (4)	0.90	1.02	0.89	0.90	0.89
P/BV Local (5) (6)	0.87	1.00	0.88	0.87	0.88
P/E (7) from continuing operations	(79.82)	12.88	5.54	44.56	7.55
ADR price	26.31	31.99	28.80	26.31	28.80
Common share price (8)	24,000	28,750	26,400	24,000	26,400
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	3,756.28	3,678.62	3,748.50	3,756.28	3,748.50

(1)Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders’ equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

2Q21

1.BALANCE SHEET

1.1.Assets

As of June 30, 2021, Bancolombia's assets totaled COP 265,484 billion, which represents a growth of 3.2% compared to 1Q21 and a decrease of 0.8% compared to 2Q20.

During the quarter, the peso depreciated 1.9% versus the US dollar and in the last 12 months it appreciated 0.2%. The average exchange rate was 1.9% higher in 2Q21 versus 1Q21.

The increase in total assets during the first quarter is largely explained by the growth in the loan book and financial assets investments.

1.2.Loan Portfolio

The following table shows the composition of Bancolombia’s loans by type and currency:

			Amounts in USD		Amounts in USD
(COP Million)	Amounts in COP		converted to COP		(thousands)		Total
(1 USD = 3,748.50 COP)	2Q21	2Q21/1Q21	2Q21	2Q21/1Q21	2Q21	2Q21/1Q21	2Q21	2Q21/1Q21
Commercial loans	88,255,746	4.36%	42,427,778	2.20%	11,318,602	0.29%	130,683,524	3.65%
Consumer loans	30,108,961	1.42%	13,388,642	4.33%	3,571,733	2.39%	43,497,602	2.30%
Mortgage loans	15,257,850	3.24%	12,893,256	3.22%	3,439,577	1.30%	28,151,106	3.23%
Small business loans	675,986	(6.19)%	539,186	1.09%	143,841	(0.79)%	1,215,173	(3.09)%
Interests paid in advance	(11,113)	12.75%	(973)	43.75%	(260)	41.07%	(12,086)	14.75%
Gross loans	134,287,431	3.50%	69,247,889	2.79%	18,473,493	0.87%	203,535,319	3.25%

In 2Q21, gross loans grew 3.3% compared to 1Q21 and 1.7% compared to 2Q20. During the last 12 months peso-denominated loans grew 3.8% and the dollar-denominated loans (expressed in USD) decreased 1.8%.

At the end of 2Q21, Banco Agricola operations in El Salvador, Banistmo in Panama and BAM in Guatemala represented 27% of total gross loans.

Gross loans denominated in currencies other than COP, generated by operations in Central America, the international operation of Bancolombia Panamá, Puerto Rico and the USD denominated loans in Colombia, accounted for 34.0% of the portfolio, and grew 2.8% in the quarter (when expressed in COP).

Total reserves (provisions in the balance sheet) for loan losses decreased 1.4% during the quarter and totaled COP 16,849 billions equivalent to 8.3% of the gross loans at the end of the quarter.

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO						% of total
(COP million)	2Q20	1Q21	2Q21	2Q21/1Q21	2Q21/2Q20	loans
Commercial	130,543,861	126,086,144	130,683,524	3.65%	0.11%	64.2%
Consumer	41,828,151	42,518,980	43,497,602	2.30%	3.99%	21.4%
Mortgage	26,301,037	27,270,661	28,151,106	3.23%	7.03%	13.8%
Microcredit	1,368,900	1,253,912	1,215,173	(3.09)%	(11.23)%	0.6%
Interests received in advance	(2,649)	(10,533)	(12,086)	14.74%	356.24%	0.0%
Total loan portfolio	200,039,300	197,119,164	203,535,319	3.25%	1.75%	100.0%
Allowance for loan losses	(13,776,335)	(17,086,957)	(16,849,233)	(1.39)%	22.31%	—
Total loans, net	186,262,965	180,032,207	186,686,086	3.70%	0.23%	—

2Q21

1.3.Investment Portfolio

As of June 30, 2021, Bancolombia's net investment portfolio totaled COP 28,812 billion, increasing 5.0% from the end of 1Q21 and 14.2% from the end of 2Q20.

At the end of 2Q21, the debt securities portfolio had a duration of 20.1 months and a weighted average yield to maturity of 4.6%.

1.4.Goodwill and intangibles

At the end of 2Q21, Bancolombia's goodwill and intangibles totaled COP 8,143 billion, increasing 1.6% compared to 1Q21. This quarterly variation is mainly explained by the depreciation of the COP against the USD.

1.5.Funding

As of June 30, 2021, Bancolombia's liabilities totaled COP 234,889 billion, growing 3.0% from the end of 1Q21, and decreasing 1.7% compared to 2Q20.

Customer deposits totaled COP 189,742 billion (80.8% of liabilities) at the end of 2Q21, increasing 2.8% compared to 1Q21 and 4.4% over the last 12 months. The net loans to deposits ratio was 98.4% at the end of 2Q21 increasing compared to 97.6% in 1Q21.

The bank's liquidity position continues to be favorable. During 2Q21 the lower total cost of funding indicates the high share of deposits over the total funding mix.

Funding mix
COP Million	2Q20		1Q21		2Q21
Checking accounts	29,628,682	13%	34,459,005	16%	35,593,777	16%
Saving accounts	80,173,219	36%	88,511,975	41%	93,813,194	42%
Time deposits	70,996,812	32%	59,848,463	28%	58,297,621	26%
Other deposits	1,308,322	1%	3,349,904	2%	6,554,355	3%
Long term debt	20,658,717	9%	19,816,937	9%	19,922,967	9%
Loans with banks	21,819,332	10%	10,271,006	5%	8,364,739	4%
Total Funds	224,585,084	100%	216,257,290	100%	222,546,653	100%

1.6.Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 2Q21 was COP 29,005 billion, increasing by 5.0% compared to 1Q21 and by 9.6% when compared to 2Q20.

Bancolombia's consolidated solvency ratio under Basel III was 15.04% in 2Q21, while the basic capital ratio (Tier 1) was 11.49%. This leverage level is adequate considering the balance sheet risks and asset growth expectations.

The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 8.0% at the end of 2Q21.

The annual decrease in risk-weighted assets is mainly explained by the adoption of the new regulation.

2Q21

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	2Q20%		1Q21%		2Q21%
Basic capital (Tier I)	20,803,346	9.35%	21,365,742	11.19%	22,638,870	11.49%
Additional capital (Tier II)	7,340,890	3.30%	6,891,518	3.60%	7,020,090	3.56%
Technical capital (1)	28,144,236		28,242,651		29,644,922
Risk weighted assets including market and operational risk (2)	222,581,197		190,954,243		197,104,371
CAPITAL ADEQUACY (3)		12.64%		14.79%		15.04%

(1)	Technical capital is the sum of basic and additional capital, minus deductions ($14,609 million for 1Q21 and $14,039MM for 2Q21).
(2)	Operational risk only applies to 1Q21 and 2Q21 after the adoption of Basel III regulation.
(3)	Capital adequacy is technical capital divided by risk-weighted assets.

2.INCOME STATEMENT

Net income totaled COP 1,157 billion in 2Q21, or COP 1,202.83 per share (USD $ 1.28 per ADR). This profit represents a growth of 113.2% compared to 1Q21 and a significant recovery from the net loss presented in 2Q20. Bancolombia's annualized return on equity (“ROE”) was 16.3% for 2Q21 and 6.2% for the last 12 months.

2.1.Net Interest Income

Net interest income totaled COP 2,846 billion in 2Q21, 0.7% greater than the value reported in 1Q21, and 1.9% below 2Q20. During 2Q21, the investment, interest rate derivatives and repos portfolio generated COP 273 billion, 40.7% lower when compared to 1Q21.

Net Interest Margin

The annualized net interest margin decreased in 2Q21, reaching 5.0%. The annualized net interest margin for investments in 2Q21 was 0.5%. The decrease in the investment margin during the quarter was due to the lower allocation of resources in foreign currency securities and their respective exchange rate restatement. Additionally, the profitability of investments in fixed income assets and their derivatives decreased, explained by lower valuations in a scenario of expected changes in Colombian monetary policy for the upcoming months.

The annualized net interest margin of the loan portfolio was 5.7%, proving a relative stability compared to 1Q21. On an annual basis, the main factors that impact the lending margin are related to the repricing of assets as an effect of the reductions in the reference rate by the Central Bank in Colombia during the last year and, secondly, the lower revenues accrued by an increase of clients in stage 3 under IFRS 9.

Annualized Interest
Margin	2Q20	1Q21	2Q21
Loans’ Interest margin	5.8%	5.7%	5.7%
Debt investments’ margin	0.7%	1.7%	0.5%
Net interest margin	5.1%	5.1%	5.0%

Total funding cost continues to show a better performance during 2Q21. Savings accounts and checking accounts have increased their share over the last 12 months. Savings accounts represented 36% in 2Q20, and 42% of total funding for 2Q21. On the other hand, checking accounts represented 13% in 2Q20, and 16% of total funding in 2Q21. The annualized average weighted cost of deposits was 1.45% in 2Q21, dropping 12 basis points compared to 1Q21 and 103 basis points compared to 2Q20.

Average weighted
funding cost	2Q 20	1Q 21	2Q 21
Checking accounts	0.00%	0.00%	0.00%
Saving accounts	1.60%	0.71%	0.69%
Time deposits	4.55%	3.66%	3.49%
Total deposits	2.48%	1.57%	1.45%

2Q21

Long term debt	5.40%	5.02%	5.19%
Loans with banks	2.47%	2.10%	2.08%
Total funding cost	2.77%	1.94%	1.85%

2.2.Fees and Income from Services

During 2Q21, net fees and income from services totaled COP 807 billion, growing by 1.0% compared to 1Q21, and by 18.2% compared to 2Q20.

The better annual performance in fees is mainly due to higher volumes of transactions, denoting too the positive results on commission income for credit and debit cards and commercial establishments, payments and collections as well as banking services.

Fees from credit, debit cards and commercial establishments went up by 2.1% compared to 1Q21 and by 33.4% compared to 2Q20. Fees from asset management and trust services went down 12.4% compared to 1Q21 and increased 16.8% compared to 2Q20. Fees from our bancassurance business grew 12.4% compared to 1Q21 and declined 11.0% with respect to 2Q20.

2.3.Other Operating Income

Total other operating income was COP 526 billion in 1Q21, expanding by 53.2% compared to 1Q21 and by 23.7% compared to 2Q20. This quarterly variation is largely explained by a higher net foreign exchange as a result of the restatement of assets and liabilities.

Revenues from operating leases totaled COP 213 billion in 2Q21, going up by 2.8% when compared to 1Q21 and by 23.1% compared to those reported in 2Q20. The annual increase is due to higher volumes of operations and delivered assets under leasing.

2.4.Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 9,034 billion at the end of 2Q21 and represented 4.6% of total gross loans, increasing when compared to 1Q21, when past due loans represented 4.7% of total gross loans. During the quarter, charge-offs totaled COP 988 billion.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 169.1% at the end of 2Q21, decreasing compared to 171.7% at the end of 1Q21. The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 999 billion.

Provision charges (net of recoveries) totaled COP 626 billion in 2Q21. The provisions reduction during the quarter were mainly due to macroeconomic impacts considering a better outlook in the models for 2021 compared to previous estimates, to adjustments in the provisioning rules for the portfolio under credit reliefs and to a lower deterioration in retail and SMEs customers.

Provisions as a percentage of the average gross loans were 1.3% for 2Q21 and 2.8% for the last 12 months. Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances (for the principal) for loan losses totaled COP 15,275 billion, or 7.7% of total loans at the end of 2Q21, decreasing when compared to 1Q21.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	2Q 20	1Q 21	2Q 21
Total 30‑day past due loans	6,975,128	9,023,381	9,033,714
Allowance for loan losses (1)	12,512,310	15,496,916	15,274,541
Past due loans to total loans	3.62%	4.72%	4.58%
Allowances to past due loans	179.38%	171.74%	169.08%
Allowance for loan losses as a percentage of total loans	6.49%	8.10%	7.74%

2Q21

(1)	Allowances are reserves for the principal of loans.

	% Of loan	30 days
PDL Per Category	Portfolio	2Q20	1Q21	2Q21
Commercial loans	64.2%	3.51%	4.08%	3.89%
Consumer loans	21.4%	2.82%	6.44%	6.24%
Mortgage loans	13.8%	5.02%	4.60%	4.78%
Microcredit	0.6%	11.04%	13.13%	12.87%
PDL TOTAL		3.62%	4.72%	4.58%

	% Of loan	90 days
PDL Per Category	Portfolio	2Q20	1Q21	2Q21
Commercial loans	64.2%	3.17%	3.64%	3.49%
Consumer loans	21.4%	2.31%	3.80%	3.24%
Mortgage loans*	13.8%	3.83%	3.21%	3.00%
Microcredit	0.6%	8.87%	9.72%	9.45%
PDL TOTAL		3.12%	3.65%	3.40%

*	Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

	1Q21			2Q21			2Q21/1Q21
	Loans	Allowances	%	Loans	Allowances	%	Loans	Allowances
Stage 1	159,644,182	2,937,773	1.8%	166,401,844	2,524,994	1.5%	4.2%	(14.1)%
Stage 2	20,928,355	3,762,288	18.0%	21,197,366	4,203,216	19.8%	1.3%	11.7%
Stage 3	16,546,627	10,386,896	62.8%	15,936,109	10,121,023	63.5%	(3.7)%	(2.6)%
Total	197,119,164	17,086,957	8.7%	203,535,319	16,849,233	8.3%	3.3%	(1.4)%

Stage 1. Financial instruments that do not deteriorate since their initial recognition or that have low credit risk at the end of the reporting period. (12-month expected credit losses).

Stage 2. Financial instruments that have significantly increased their risk since their initial recognition. (Lifetime expected credit losses).

Stage 3. Financial instruments that have Objective Evidence of Impairment in the reported period. (Lifetime expected credit losses).

2.5.Operating Expenses

During 4Q20, operating expenses totaled COP 2,077 billion, increasing by 7.4% with respect to 3Q20 and During 2Q21, operating expenses totaled COP 2,081 billion, increasing by 4.4% with respect to 1Q21 and by 13.7% with respect to 2Q20.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 844 billion in 2Q21, which represents an increase of 2.4% compared to 1Q21 and 35.8% compared to 2Q20. The annual increase in labor

2Q21

expenses is mainly explained by the bonus plan provisioning performed in 2021, unlike the same period of the previous year when this expense was canceled.

During 2Q21, administrative expenses totaled COP 815 billion, going up by 9.5% compared to 1Q21 and by 6.0% as compared to 2Q20.

Depreciation and amortization expenses totaled COP 205 billion in 2Q21, up by 3.6% compared to 1Q21 and by 7.0% compared to 2Q20.

As of March 31, 2021, Bancolombia had 30,993 employees, owned 933 branches, 6,018 ATMs, 21,876 banking agents and served more than 20 million customers.

2.6.Taxes

Income tax for the quarter was COP 339 billion. This expense was impacted by tax benefits such as exempt revenues from the low-income housing portfolio and returns on securities issued by the Governments (Guatemala, El Salvador and Panama), as well as by investment in fixed assets.

3.BREAK DOWN OF OPERATIONS

The following table summarizes the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) – COLOMBIA

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	2Q20	1Q21	2Q21	2Q21/1Q21	2Q21/2Q20
ASSETS
Gross loans	138,321,644	135,864,009	140,953,012	3.75%	1.90%
Allowances for loans	(10,684,592)	(13,194,585)	(12,900,665)	(2.23)%	20.74%
Investments	24,165,442	23,969,985	24,842,217	3.64%	2.80%
Other assets	27,676,708	23,727,457	22,857,679	(3.67)%	(17.41)%
Total assets	179,479,202	170,366,865	175,752,243	3.16%	(2.08)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	117,739,285	118,627,207	121,374,290	2.32%	3.09%
Other liabilities	46,477,353	36,038,278	38,024,036	5.51%	(18.19)%
Total liabilities	164,216,639	154,665,485	159,398,326	3.06%	(2.93)%
Shareholders’ equity	15,262,563	15,701,380	16,353,916	4.16%	7.15%
Total liabilities and shareholders’ equity	179,479,202	170,366,865	175,752,243	3.16%	(2.08)%

Interest income	3,326,039	2,827,821	2,809,893	(0.63)%	(15.52)%
Interest expense	(1,194,587)	(717,885)	(691,904)	(3.62)%	(42.08)%
Net interest income	2,131,452	2,109,936	2,117,989	0.38%	(0.63)%
Net provisions	(1,926,316)	(1,189,488)	(535,199)	(55.01)%	(72.22)%
Fees and income from service, net	466,485	526,978	527,408	0.08%	13.06%
Other operating income	236,140	354,239	282,584	(20.23)%	19.67%
Total operating expense	(1,239,680)	(1,378,242)	(1,401,376)	1.68%	13.04%
Profit before tax	(331,920)	423,422	991,406	134.14%	(398.69)%
Income tax	157,120	(72,007)	(241,160)	234.91%	(253.49)%
Net income	(174,800)	351,415	750,247	113.49%	(529.20)%

2Q21

BANISTMO- PANAMA

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	2Q20	1Q21	2Q21	2Q21/1Q21	2Q21/2Q20
ASSETS
Gross loans	29,396,207	28,747,061	28,921,647	0.61%	(1.61)%
Allowances for loans	(1,384,193)	(1,914,474)	(2,085,148)	8.91%	50.64%
Investments	4,158,333	5,035,001	5,356,447	6.38%	28.81%
Other assets	6,156,577	5,925,638	6,449,748	8.84%	4.76%
Total assets	38,326,924	37,793,226	38,642,694	2.25%	0.82%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	25,082,529	25,899,241	26,886,609	3.81%	7.19%
Other liabilities	9,222,568	7,989,688	7,740,319	(3.12)%	(16.07)%
Total liabilities	34,305,097	33,888,929	34,626,928	2.18%	0.94%
Shareholders’ equity	4,021,827	3,904,298	4,015,766	2.86%	(0.15)%
Total liabilities and shareholders’ equity	38,326,924	37,793,226	38,642,694	2.25%	0.82%

Interest income	530,987	470,397	477,817	1.58%	(10.01)%
Interest expense	(223,638)	(196,798)	(201,625)	2.45%	(9.84)%
Net interest income	307,349	273,599	276,192	0.95%	(10.14)%
Net provisions	(240,469)	(50,814)	(115,699)	127.69%	(51.89)%
Fees and income from service, net	41,511	41,767	44,599	6.78%	7.44%
Other operating income	10,490	7,198	3,420	(52.49)%	(67.40)%
Total operating expense	(168,199)	(156,144)	(179,942)	15.24%	6.98%
Profit before tax	(49,318)	115,606	28,570	(75.29)%	(157.93)%
Income tax	2,491	(17,719)	11,640	(165.69)%	367.20%
Net income	(46,826)	97,887	40,210	(58.92)%	(185.87)%

BANCO AGRÍCOLA- EL SALVADOR

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	2Q20	1Q21	2Q21	2Q21/1Q21	2Q21/2Q20
ASSETS
Gross loans	13,487,561	12,705,065	13,152,691	3.52%	(2.48)%
Allowances for loans	(614,167)	(838,398)	(837,867)	(0.06)%	36.42%
Investments	2,093,948	3,489,201	3,765,346	7.91%	79.82%
Other assets	4,467,246	4,064,981	3,847,675	(5.35)%	(13.87)%
Total assets	19,434,589	19,420,849	19,927,845	2.61%	2.54%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	14,572,562	14,970,223	15,406,641	2.92%	5.72%
Other liabilities	2,994,252	2,414,098	2,307,968	(4.40)%	(22.92)%
Total liabilities	17,566,814	17,384,321	17,714,609	1.90%	0.84%
Non-controlling interest			22,005	-	-
Shareholders’ equity	1,867,774	2,036,528	2,191,230	7.60%	17.32%
Total liabilities and shareholders’ equity	19,434,589	19,420,849	19,927,845	2.61%	2.54%

Interest income	332,875	286,994	291,696	1.64%	(12.37)%
Interest expense	(86,977)	(60,657)	(61,768)	1.83%	(28.98)%
Net interest income	245,899	226,337	229,928	1.59%	(6.49)%
Net provisions	(132,805)	(43,359)	7,967	(118.37)%	(106.00)%
Fees and income from service, net	40,608	59,202	63,205	6.76%	55.65%
Other operating income	1,477	1,020	2,011	97.15%	36.16%
Total operating expense	(124,089)	(114,790)	(142,540)	24.17%	14.87%
Profit before tax	31,090	128,410	160,571	25.05%	416.47%
Income tax	(4,124)	(30,119)	(43,889)	45.72%	964.28%

2Q21

GRUPO AGROMERCANTIL HOLDING – GUATEMALA

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	2Q20	1Q21	2Q21	2Q21/1Q21	2Q21/2Q20
ASSETS
Gross loans	13,568,383	13,754,350	13,864,056	0.80%	2.18%
Allowances for loans	(927,445)	(918,404)	(813,453)	(11.43)%	(12.29)%
Investments	1,621,330	1,786,835	1,687,906	(5.54)%	4.11%
Other assets	3,015,328	2,901,249	3,164,128	9.06%	4.93%
Total assets	17,277,596	17,524,029	17,902,637	2.16%	3.62%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	12,887,347	13,348,299	13,689,633	2.56%	6.23%
Other liabilities	3,055,416	2,713,936	2,641,724	(2.66)%	(13.54)%
Total liabilities	15,942,763	16,062,235	16,331,357	1.68%	2.44%
Non-controlling interest	20,468	19,949	20,224	1.37%	(1.19)%
Shareholders’ equity	1,314,365	1,441,844	1,551,056	7.57%	18.01%
Total liabilities and shareholders’ equity	17,277,596	17,524,029	17,902,637	2.16%	3.62%

Interest income	300,496	290,138	294,638	1.55%	(1.95)%
Interest expense	(130,959)	(101,869)	(104,784)	2.86%	(19.99)%
Net interest income	169,537	188,269	189,854	0.84%	11.98%
Net provisions	(144,909)	8,506	7,532	(11.45)%	(105.20)%
Fees and income from service, net	28,702	29,309	25,721	(12.24)%	(10.39)%
Other operating income	20,431	21,483	15,821	(26.35)%	(22.56)%
Total operating expense	(128,984)	(110,244)	(129,676)	17.63%	0.54%
Profit before tax	(55,223)	137,322	109,252	(20.44)%	(297.84)%
Income tax	13,977	(35,503)	(15,279)	(56.96)%	(209.31)%
Net income before non-controlling interest	(41,246)	101,820	93,973	(7.71)%	(327.84)%
Non-controlling interest	(969)	(1,204)	(874)	(27.40)%	(9.76)%
Net income	(42,215)	100,616	93,099	(7.47)%	(320.54)%

4.BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 20 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information
Bancolombia’s Investor Relations
Phone:	(571) 4885371 / (574) 4043917 / (574) 4041918
E-mail:	IR@bancolombia.com.co
Contacts:	Carlos Raad (IR Director) /Luis German Pelaez / Santiago López / Lina Michelle Alvarado
Website:	http://www.grupobancolombia.com/wps/portal/about-us/corporate-information/investor-relations/

2Q21

BALANCE SHEET				Growth			% of
(COP million)	Jun‑20	Mar‑21	Jun‑21	jun-21 / mar-21	jun-21 / jun-20	% of Assets	Liabilities
ASSETS
Cash and balances at central bank	20,720,021	16,754,365	18,409,879	9.88%	(11.15)%	6.93%
Interbank borrowings	4,948,177	1,960,120	1,576,073	(19.59)%	(68.15)%	0.59%
Reverse repurchase agreements and other similar secured lend	2,271,592	2,684,636	1,342,932	(49.98)%	(40.88)%	0.51%
Financial assets investment	25,238,230	27,443,624	28,812,050	4.99%	14.16%	10.85%
Derivative financial instruments	3,724,900	2,479,202	2,090,644	(15.67)%	(43.87)%	0.79%
Loans and advances to customers	200,039,300	197,119,164	203,535,319	3.25%	1.75%	76.67%
Allowance for loan and lease losses	(13,776,335)	(17,086,957)	(16,849,233)	(1.39)%	22.31%	(6.35)%
Investment in associates and joint ventures	2,391,967	2,555,115	2,591,643	1.43%	8.35%	0.98%
Goodwill and Intangible assets, net	8,209,183	8,012,936	8,143,475	1.63%	(0.80)%	3.07%
Premises and equipment, net	3,910,679	4,354,737	4,480,521	2.89%	14.57%	1.69%
Investment property	1,984,178	2,784,457	2,784,379	0.00%	40.33%	1.05%
Right of use assets	1,781,426	1,685,327	1,671,928	(0.80)%	(6.15)%	0.63%
Prepayments	395,055	442,452	422,159	(4.59)%	6.86%	0.16%
Tax receivables	1,246,897	1,449,170	1,811,969	25.03%	45.32%	0.68%
Deferred tax	553,035	710,210	746,770	5.15%	35.03%	0.28%
Assets held for sale and inventories	579,182	518,252	557,866	7.64%	(3.68)%	0.21%
Other assets	3,296,793	3,458,353	3,355,628	(2.97)%	1.78%	1.26%
Total assets	267,514,280	257,325,163	265,484,002	3.17%	(0.76)%	100.00%
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposit by customers	181,721,729	184,542,606	189,742,391	2.82%	4.41%	71.47%	80.78%
Interbank Deposits	1,160,863	757,744	656,239	(13.40)%	(43.47)%	0.25%	0.28%
Derivative financial instrument	2,784,541	1,871,585	1,692,579	(9.56)%	(39.22)%	0.64%	0.72%
Borrowings from other financial institutions	20,658,469	9,513,262	7,708,500	(18.97)%	(62.69)%	2.90%	3.28%
Debt securities in issue	20,658,717	19,816,937	19,922,967	0.54%	(3.56)%	7.50%	8.48%
Lease liability	1,923,046	1,816,646	1,810,508	(0.34)%	(5.85)%	0.68%	0.77%
Preferred shares	555,152	541,340	555,152	2.55%	0.00%	0.21%	0.24%
Repurchase agreements and other similar secured borrowing	385,306	1,626,741	4,516,556	177.64%	1072.20%	1.70%	1.92%
Current tax	287,955	504,584	646,003	28.03%	124.34%	0.24%	0.28%
Deferred tax	1,408,873	814,004	783,989	(3.69)%	(44.35)%	0.30%	0.33%
Employees benefit plans	758,538	835,468	785,745	(5.95)%	3.59%	0.30%	0.33%
Other liabilities	6,702,547	5,478,146	6,068,361	10.77%	(9.46)%	2.29%	2.58%
Total liabilities	239,005,736	228,119,063	234,888,990	2.97%	(1.72)%	88.48%	100.00%
SHAREHOLDERS’ EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.18%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	1.83%
Appropriated reserves	11,274,604	14,642,668	14,636,806	(0.04)%	29.82%	5.51%
Retained earnings	5,695,101	3,740,262	4,895,330	30.88%	(14.04)%	1.84%
Accumulated other comprehensive income, net of tax	4,164,811	3,897,004	4,134,376	6.09%	(0.73)%	1.56%
Stockholders’ equity attributable to the owners of the parent company	26,472,884	27,618,302	29,004,880	5.02%	9.56%	10.93%
Non-controlling interest	2,035,660	1,587,798	1,590,132	0.15%	(21.89)%	0.60%
Total liabilities and equity	267,514,280	257,325,163	265,484,002	3.17%	(0.76)%	100.00%

2Q21

INCOME STATEMENT	As of		Growth				Growth
(COP million)	jun‑20	jun‑21	jun-21 / jun-20	2Q 20	1Q 21	2Q 21	2Q 21 / 1Q 21	2Q 21 / 2Q 20
Interest income and expenses
Interest on loans and financial leases
Commercial	3,686,600	2,856,636	(22.51)%	1,875,803	1,406,125	1,450,511	3.16%	(22.67)%
Consumer	2,907,240	2,561,738	(11.88)%	1,428,294	1,276,139	1,285,599	0.74%	(9.99)%
Small business loans	74,431	65,616	(11.84)%	36,389	31,619	33,997	7.52%	(6.57)%
Mortgage	1,020,399	1,142,985	12.01%	512,330	532,952	610,033	14.46%	19.07%
Leasing	964,591	764,196	(20.78)%	468,277	396,752	367,444	(7.39)%	(21.53)%
Interest income on loans and financial leases	8,653,261	7,391,171	(14.59)%	4,321,093	3,643,587	3,747,584	2.85%	(13.27)%
Interest income on overnight and market funds	22,667	4,585	(79.77)%	7,165	2,457	2,128	(13.39)%	(70.30)%
Interest and valuation on Investment
Debt investments, net	116,282	162,343	39.61%	70,268	77,180	85,163	10.34%	21.20%
Net gains from investment activities at fair value through income statement
Debt investments	418,913	181,218	(56.74)%	344,097	73,154	108,064	47.72%	(68.59)%
Derivatives	(229,338)	91,617	(139.95)%	(200,546)	115,863	(24,246)	(120.93)%	(87.91)%
Repos	3,305	(14,272)	(531.83)%	10,015	5,340	(19,612)	(467.27)%	(295.83)%
Others	8,199	13,743	67.62%	642	1,321	12,422	840.35%	1834.89%
Total Net gains from investment activities at fair value through profit and loss	201,079	272,306	35.42%	154,208	195,678	76,628	(60.84)%	(50.31)%
Total Interest and valuation on investments	317,361	434,649	36.96%	224,476	272,858	161,791	(40.71)%	(27.93)%
Total interest and valuation	8,993,289	7,830,405	(12.93)%	4,552,734	3,918,902	3,911,503	(0.19)%	(14.08)%
Interest expense
Borrowing costs	(295,177)	(149,877)	(49.22)%	(159,085)	(80,095)	(69,782)	(12.88)%	(56.14)%
Overnight funds	(4,538)	(657)	(85.52)%	(929)	(460)	(197)	(57.17)%	(78.79)%
Debt securities in issue	(535,438)	(502,341)	(6.18)%	(295,486)	(244,518)	(257,823)	5.44%	(12.75)%
Deposits	(2,247,522)	(1,415,614)	(37.01)%	(1,148,587)	(725,121)	(690,493)	(4.78)%	(39.88)%
Preferred Shares Dividends	(28,650)	(28,650)	0.00%	(13,813)	(14,837)	(13,813)	(6.90)%	0.00%
Interest right of use assets	(60,168)	(54,973)	(8.63)%	(30,205)	(25,049)	(29,924)	19.46%	(0.93)%
Other interest (expense)	(7,986)	(7,368)	(7.74)%	(3,280)	(3,465)	(3,903)	12.64%	18.99%
Total interest expenses	(3,179,479)	(2,159,480)	(32.08)%	(1,651,385)	(1,093,545)	(1,065,935)	(2.52)%	(35.45)%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	5,813,810	5,670,925	(2.46)%	2,901,349	2,825,357	2,845,568	0.72%	(1.92)%

2Q21

Credit impairment charges on loans and advance and financial leases	(3,870,845)	(2,186,647)	(43.51)%	(2,403,922)	(1,413,843)	(772,804)	(45.34)%	(67.85)%
Recovery of charged-off loans	150,094	239,660	59.67%	55,793	116,453	123,207	5.80%	120.83%
Credit impairment charges on off balance sheet credit instruments	(77,974)	22,783	(129.22)%	(76,326)	725	22,058	2942.48%	(128.90)%
Credit impairment charges/recovery on investments	(18,037)	16,589	(191.97)%	(10,657)	15,105	1,484	(90.18)%	(113.93)%
Total credit impairment charges, net	(3,816,762)	(1,907,615)	(50.02)%	(2,435,112)	(1,281,560)	(626,055)	(51.15)%	(74.29)%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	1,997,048	3,763,310	88.44%	466,237	1,543,797	2,219,513	43.77%	376.05%
Fees and commission income
Banking services	275,740	321,303	16.52%	121,057	164,202	157,101	(4.32)%	29.77%
Credit and debit card fees and commercial establishments	863,119	1,017,033	17.83%	385,013	503,321	513,712	2.06%	33.43%
Brokerage	14,428	13,696	(5.07)%	7,809	7,525	6,171	(17.99)%	(20.98)%
Acceptances and Guarantees	30,582	33,602	9.88%	15,698	15,953	17,649	10.63%	12.43%
Trust and Securities	209,438	244,478	16.73%	97,727	130,337	114,141	(12.43)%	16.80%
Investment banking	27,036	37,922	40.26%	4,253	7,069	30,853	336.45%	625.44%
Bancassurance	357,069	310,205	(13.12)%	184,372	146,075	164,130	12.36%	(10.98)%
Payments and Collections	273,930	340,659	24.36%	124,484	167,515	173,144	3.36%	39.09%
Others	121,713	136,267	11.96%	59,013	67,302	68,965	2.47%	16.86%
Fees and commission income	2,173,055	2,455,165	12.98%	999,426	1,209,299	1,245,866	3.02%	24.66%
Fees and commission expenses	(694,409)	(849,769)	22.37%	(316,709)	(410,606)	(439,163)	6.95%	38.66%
Total fees and comissions, net	1,478,646	1,605,396	8.57%	682,717	798,693	806,703	1.00%	18.16%
Other operating income
Derivatives FX contracts	1,139,522	257,557	(77.40)%	(396,767)	179,015	78,542	(56.13)%	(119.80)%
Net foreign exchange	(952,357)	(134,655)	(85.86)%	556,879	(194,007)	59,352	(130.59)%	(89.34)%
Hedging	(973)	(2,900)	198.05%	(714)	(1,455)	(1,445)	(0.69)%	102.38%
Operating leases	355,070	419,294	18.09%	172,691	206,740	212,554	2.81%	23.08%
Gains (or losses) on sale of assets	33,136	48,040	44.98%	7,328	26,183	21,857	(16.52)%	198.27%
Other reversals	1,867	1,441	(22.82)%	396	1,283	158	(87.69)%	(60.10)%
Others	193,957	281,251	45.01%	85,909	125,848	155,403	23.48%	80.89%
Total other operating income	770,222	870,028	12.96%	425,722	343,607	526,421	53.20%	23.65%

2Q21

Dividends received, and share of profits of equity method investees
Dividends	7,468	25,759	244.93%	4,086	17,357	8,402	(51.59)%	105.63%
Equity investments	(21,505)	(931)	(95.67)%	5,996	2,337	(3,268)	(239.84)%	(154.50)%
Equity method	19,482	100,364	415.16%	33,909	58,950	41,414	(29.75)%	22.13%
Others	4,687	8,163	74.16%	194	—	8,163	-%	4107.73%
Total dividends received, and share of profits of equity method investees	10,132	133,355	1216.18%	44,185	78,644	54,711	(30.43)%	23.82%
Total operating income, net	4,256,048	6,372,089	49.72%	1,618,861	2,764,741	3,607,348	30.48%	122.83%

INCOME STATEMENT	As of		Growth				Growth
(COP million)	jun‑20	jun‑21	jun-21 / jun-20	2Q 20	1Q 21	2Q 21	2Q 21 / 1Q 21	2Q 21 / 2Q 20
Operating expenses
Salaries and employee benefits	(1,481,924)	(1,475,368)	(0.44)%	(705,476)	(733,889)	(741,479)	1.03%	5.10%
Bonuses	(60,795)	(192,911)	217.31%	83,790	(90,450)	(102,461)	13.28%	(222.28)%
Other administrative and general expenses	(1,518,482)	(1,559,566)	2.71%	(768,931)	(744,492)	(815,074)	9.48%	6.00%
Taxes other than income tax	(421,569)	(338,891)	(19.61)%	(199,756)	(177,183)	(161,708)	(8.73)%	(19.05)%
Impairment, depreciation and amortization	(400,458)	(403,733)	0.82%	(191,984)	(198,341)	(205,392)	3.55%	6.98%
Other expenses	(101,449)	(103,026)	1.55%	(47,806)	(48,539)	(54,487)	12.25%	13.98%
Total operating expenses	(3,984,677)	(4,073,495)	2.23%	(1,830,163)	(1,992,894)	(2,080,601)	4.40%	13.68%
Profit before tax	271,371	2,298,594	747.03%	(211,302)	771,847	1,526,747	97.80%	(822.54)%
Income tax	12,053	(545,837)	(4628.64)%	128,704	(206,448)	(339,389)	64.39%	(363.70)%
Profit for the year from continuing operations	283,424	1,752,757	518.42%	(82,598)	565,399	1,187,358	110.00%	(1537.51)%
Non-controlling interest	(20,837)	(53,326)	155.92%	9,301	(22,883)	(30,443)	33.04%	(427.31)%
Net income attributable to equity holders of the Parent Company	262,587	1,699,431	547.19%	(73,297)	542,516	1,156,915	113.25%	(1678.39)%

2Q21

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: August 11, 2021	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance